Exhibit 99.2

AMARIN ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER 2008

DUBLIN, Ireland, May 19, 2008 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the first quarter ended March 31, 2008. For the first quarter of 2008, Amarin reported a net loss of $8.2 million, or $0.59 per share, compared with a net loss of $8.8 million, or $0.97 per share, in the first quarter of 2007. The decrease in net loss for the quarter is primarily due to reduced research and development expenditure. The net loss per share amounts reflects the one-for-ten reverse stock split which took effect on January 18, 2008.

Three months ended March 31, 2008

For the quarter ended March 31, 2008, Amarin’s operating loss was $7.8 million, compared with an operating loss of $9.7 million for the same period in 2007.  The decrease for the quarter compared to the corresponding period in 2007 is primarily due to a reduction in research and development expenditure due to the completion of the Company’s Phase III trials for AMR101 in Huntington’s disease.

Research and development costs of $2.6 million for the first quarter 2008 reflect third-party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The $1.8 million decrease for the first quarter 2008 from the comparative period of 2007 is primarily due to the completion of the Phase III trials in Huntington’s disease in 2007. Research and development costs for the first quarter 2008 primarily represent expenditures on Amarin’s two Parkinson’s disease programs, its epilepsy and memory programs and the initiation of its new cardiovascular disease program.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy. Selling, general and administrative costs for the first quarter 2008 of $4.2 million increased by $0.2 million compared to the same period in 2007.  As previously announced, on March 3, 2008, the Company signed an exclusive license with Scarista Limited for the development and commercialization rights to certain rights in the field of lipid science.  This transaction involved an upfront fee of $0.5 million, all of which was included in selling, general and administration costs in the quarter.

Non-cash share-based compensation expense decreased $0.1 million to $1.0 million when compared to the same period in 2007.

Finance expense comprises interest on convertible debt and amortisation of costs associated with the convertible debt issued in December 2007.

As at March 31, 2008, the Company had cash balances of $8.8 million. As previously reported, on May 14, 2008, Amarin announced a private placement of ordinary shares for up to $60 million to be funded in two equal tranches.  Amarin expects to announce the closing of the first tranche shortly. The investors in this financing have an option to fund up to $30 million in the second tranche upon completion of certain business milestones by the Company.  Amarin now forecasts having sufficient cash to fund operations for at least the next 12 months.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation. Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman

Disclosure Notice

The information contained in this document is as of May 19, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use;

Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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Amarin Corporation plc
Period Ended 31 March 2008 Selected Data (IFRS - UNAUDITED)

Selected Income Statement Data
	Three months ended 31 March
	2008	2007
	Total	Total
	$’000	$’000

Revenue	-	-

Gross profit	-	-

Operating expenses:
Research and development	2,604	4,378
Selling, General & Administrative	4,215	3,996
Amortization of intangible assets	-	169
Share-based compensation (non-cash)	1,010	1,130

Operating expenses	7,829	9,673

Categorized as follows:
Total research & development	2,915	4,617
Total selling, general & administrative	4,914	5,056
Total operating expenses	7,829	9,673

Total operating (loss)	(7,829)	(9,673)

Finance income	81	552
Finance expense	(723)	-
(Loss) before taxes	(8,471)	(9,121)

Income tax credit	236	317

Net (loss) for the period	(8,235)	(8,804)

Weighted average shares – basic	13,976	9,048

Loss per share:
Basic	(0.59)	(0.97)*
Diluted	(0.59)	(0.97)*

* see note 3

Amarin Corporation plc
Period Ended 31 March 2008 Selected Data (IFRS - UNAUDITED)

	As at 31 Mar	As at 31 Dec
	2008	2007
	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	585	595
Intangible assets	19,916	19,916
Available for sale investment	15	15
	20,516	20,526
Current assets
Income tax recoverable	1,062	1,704
Other current assets	1,741	1,721
Cash	8,845	18,303
Total current assets	11,648	21,728

Total assets	32,164	42,254

Liabilities
Non-current liabilities
Provisions	489	606
Other liabilities	33	36
Convertible debt	2,694	2,051
Total non-current liabilities	3,216	2,693

Current liabilities
Trade payables	3,133	3,462
Accrued expenses & other liabilities	3,726	6,733
Provisions	5,217	5,217
Total current liabilities	12,076	15,412

Total liabilities	15,292	18,105

Equity
Capital and reserves attributable to equity holders
Share capital	13,040	12,942
Other reserves	3,832	11,207
Total shareholders' equity and liabilities	32,164	42,254

2. The selected financial data set out in this press release should be read in conjunction with our 2007 20-F which was filed with the SEC on May 19, 2008.

3. Loss per share
On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Prior year comparative figures have been restated to reflect this.

4. Intangible assets
Intangible fixed assets of $19,916,000 relate to the acquisition of Ester Neurosciences Limited on December 5, 2007 representing the upfront acquisition costs already satisfied in cash and shares in December 2007 plus $4,756,000 of deferred consideration relating to a future contingent milestone payable in cash or shares at Amarin's option.

5. Basis of preparation
As at March 31, 2008, the Company had cash balances of $8,845,000. As previously announced, on May 14, 2008, Amarin announced a private placement of ordinary shares for up to $60 million to be funded in two equal tranches. Amarin expects to announce the closing of the first tranche shortly. The investors in this funding have an option to fund up to $30 million in the second equal tranche upon completion of certain business milestones by the Company. Amarin now forecasts having sufficient cash to fund operations for at least the next 12 months. The directors of the Company believe it is appropriate to prepare the financial statements on a going concern basis. The basis of preparation assumes that the Company will continue in operational existence for the foreseeable future.